OSK CAPITAL III CORP.
                               1 Place Ville-Marie
                                   Suite 2821
                                  Montreal, Qc
                                     H3B 4R4

October 25, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Donald G. Wiland

                Re:      OSK Capital III Corp (the "Company")
                         Form 8-K filed on May 18, 2005
                         File No. 000-30023

Dear Mr. Wiland:

Thank you for your comments on the Company's Form 8-K filed on May 18, 2005. Below are our responses.


      1.    We have revised the disclosure in the second paragraph of 4.01.

      2. We have revised this filing and filed an additional Form 8-K to disclosre the change of auditors from Comiskey & Company to Schwartz Levitsky Feldman LLP.

      3. We have revised this filing to reflect that Schwartz Levitsky Feldman LLP. Was the auditor for December 31, 2004.

      4. We have revised this filing and filed an additional Form 8-K to disclosre the change of auditors from Comiskey & Company to Schwartz Levitsky Feldman LLP.

      5.    We have revised this filing to reflect the  requisite  Regulation SB
            Item 304(a)(1_(i) through (iv) disclosures.

      6. We have revised this filing and filed an additional Form 8-K to disclosre the change of auditors from Comiskey & Company to Schwartz Levitsky Feldman LLP.

      7. We have encouraged Schwartz Levitsky Feldman LLP. to file this letter.

The Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Francis Mailhot
------------------------
Francis Mailhot
Director
OSK CAPITAL III CORP.